Sierra Wireless Reports Second Quarter 2017 Results

Revenue increases 11.1% year-over-year to $173.5 million in the second quarter of 2017

VANCOUVER, BRITISH COLUMBIA - August 2, 2017 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its second quarter ending June 30, 2017. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“In the second quarter of 2017, we delivered strong revenue and profitability growth on a year-over-year and sequential basis,” said Jason Cohenour, President and CEO.  “We continued to strengthen our position as a leader in device-to-cloud solutions for the Internet of Things with new product offerings and the acquisition of FlowThings, an innovative provider of platform services for data orchestration and rapid application development.”

Revenue for the second quarter of 2017 was $173.5 million, an increase of 11.1% compared to $156.2 million in the second quarter of 2016. Revenue from OEM Solutions was $144.5 million in the second quarter of 2017, up 9.0% compared to $132.6 million in the second quarter of 2016. Revenue from Enterprise Solutions was $21.7 million in the second quarter of 2017, up 30.7% compared to $16.6 million in the second quarter of 2016. Revenue from Cloud and Connectivity Services was $7.3 million in the second quarter of 2017, up 4.3% compared to $7.0 million in the second quarter of 2016.

GAAP RESULTS

•	Gross margin was $59.7 million, or 34.4% of revenue, in the second quarter of 2017, compared to $52.7 million, or 33.8% of revenue, in the second quarter of 2016.

•
Operating expenses were $55.8 million and earnings from operations were $3.8 million in the second quarter of 2017, compared to operating expenses of $49.3 million and earnings from operations of $3.4 million in the second quarter of 2016.

•	Net earnings were $6.6 million, or $0.20 per diluted share, in the second quarter of 2017, compared to net earnings of $0.7 million, or $0.02 diluted per share, in the second quarter of 2016.

NON-GAAP RESULTS

•	Gross margin was 34.5% in the second quarter of 2017, compared to 33.8% in the second quarter of 2016.

•
Operating expenses were $48.5 million and earnings from operations were $11.3 million in the second quarter of 2017, compared to operating expenses of $44.4 million and earnings from operations of $8.4 million in the second quarter of 2016.

•	Net earnings were $9.7 million, or $0.30 per diluted share, in the second quarter of 2017, compared to net earnings of $6.4 million, or $0.20 per diluted share, in the second quarter of 2016.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $14.8 million in the second quarter of 2017, compared to $12.1 million in the second quarter of 2016.

Acquisition
During the second quarter of 2017 we acquired the technology assets of Flow Search Corp. (“FlowThings”), a small start-up based in Brooklyn, New York. The assets acquired provide a data orchestration platform for rapid application development at the edge and in the cloud.  We believe this platform and the hiring of the FlowThings R&D team will help strengthen our Device-to-Cloud offering and accelerate time-to-market for our customers.

Financial Guidance
For the third quarter of 2017, we expect revenue to be in the range of $167 million to $175 million and non-GAAP earnings per share to be in the range of $0.17 to $0.25.

This Non-GAAP guidance reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

Non-GAAP Financial Measures
We disclose non-GAAP financial measures as we believe they provide useful information on actual operating performance and assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations excludes the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition-related and integration expense, restructuring expense, impairment and certain other nonrecurring costs or recoveries.

In addition to the above, Non-GAAP net earnings (loss) and non-GAAP earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration expense, restructuring expense, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and we believe that it is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and capital expenditures.

Conference call and webcast details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Wednesday, August 2, 2017, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 29726957

To access the webcast, please follow the link below:
Sierra Wireless Q2 2017 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://event.on24.com/r.htm?e=1435075&s=1&k=2A13E1D01D92FF840DAA2ACE23144F97

The webcast will remain available at the above link for one year following the call.

Investor and Media Contact:
David Climie
Vice President, Investor Relations
+1 (604) 231-1137
dclimie@sierrawireless.com

Investor Contact:
David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the third quarter of 2017 and our fiscal year 2017, our business outlook for the short and longer term, statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of goods sold;

•	expected component supply constraints;

•	our ability to win new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

•	expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:

•	competition from new or established cloud and connectivity service providers or from those with greater resources;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	the loss of any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	difficult or uncertain global economic conditions;

•	our financial results being subject to fluctuation;

•	our ability to attract or retain key personnel;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our ability to respond to changing technology, industry standards and customer requirements;

•	our reliance on single source suppliers for certain components used in our products;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on wireless network carriers to offer and promote acceptable wireless service programs;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks related to the transmission, use and disclosure of user data and personal information; and

•	risks inherent in foreign jurisdictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Revenue	$173,510	$156,229	$335,303	$299,026
Cost of goods sold	113,813	103,465	219,945	199,447
Gross margin	59,697	52,764	115,358	99,579

Expenses
Sales and marketing	18,844	16,046	37,011	31,675
Research and development	20,531	18,237	40,008	37,015
Administration	10,579	10,286	20,965	19,813
Restructuring	259	—	632	—
Acquisition-related and integration	875	59	1,326	433
Impairment	—	—	3,668	—
Amortization	4,760	4,725	9,386	8,487
	55,848	49,353	112,996	97,423
Earnings from operations	3,849	3,411	2,362	2,156
Foreign exchange gain (loss)	3,517	(1,071)	4,616	1,221
Other income (loss)	(12)	32	(3)	58
Earnings before income taxes	7,354	2,372	6,975	3,435
Income tax expense	705	1,654	537	1,999
Net earnings	$6,649	$718	$6,438	$1,436
Other comprehensive earnings (loss):
Foreign currency translation adjustments, net of taxes of $nil	6,458	(4,251)	8,040	881
Comprehensive earnings (loss)	$13,107	$(3,533)	$14,478	$2,317

Net earnings per share (in dollars)
Basic	$0.21	$0.02	$0.20	$0.04
Diluted	0.20	0.02	0.20	0.04
Weighted average number of shares outstanding (in thousands)
Basic	32,167	31,966	32,038	32,061
Diluted	32,766	32,430	32,628	32,465

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	June 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$89,012	$102,772
Accounts receivable, net of allowance for doubtful accounts of $2,485 (December 31, 2016 - $2,486)	133,791	143,798
Inventories	65,867	40,913
Prepaids and other	6,601	6,530
	295,271	294,013
Property and equipment	36,716	34,180
Intangible assets	69,462	74,863
Goodwill	163,363	154,114
Deferred income taxes	16,725	16,039
Other assets	9,954	5,250
	$591,491	$578,459
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$160,724	$167,500
Deferred revenue and credits	3,767	5,263
	164,491	172,763
Long-term obligations	34,018	32,654
Deferred income taxes	11,163	11,458
	209,672	216,875
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 32,185,123 shares (December 31, 2016 - 31,859,960 shares)	349,057	342,450
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost: 235,137 shares (December 31, 2016 – 355,471 shares)	(3,396)	(5,134)
Additional paid-in capital	23,342	24,976
Retained earnings	19,202	13,718
Accumulated other comprehensive loss	(6,386)	(14,426)
	381,819	361,584
	$591,491	$578,459

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$6,649	$718	$6,438	$1,436
Items not requiring (providing) cash
Amortization	7,194	6,706	14,191	12,274
Stock-based compensation	2,577	1,902	4,703	3,937
Deferred income taxes	(390)	—	(1,304)	—
Impairment	—	—	3,668	—
Other	(246)	(115)	(182)	(111)
Changes in non-cash working capital
Accounts receivable	(1,357)	(10,900)	13,568	(11,334)
Inventories	(16,615)	6,097	(23,240)	13,177
Prepaids and other	(2,630)	(830)	(4,538)	(59)
Accounts payable and accrued liabilities	10,866	13,567	(8,582)	5,699
Deferred revenue and credits	(504)	(473)	(1,300)	(747)
Cash flows provided by operating activities	5,544	16,672	3,422	24,272
Investing activities
Additions to property and equipment	(5,053)	(5,427)	(7,940)	(8,270)
Additions to intangible assets	(297)	(241)	(1,097)	(536)
Proceeds from sale of property and equipment	27	—	27	3
Acquisition of GNSS business	47	—	(3,145)	—
Cash flows used in investing activities	(5,276)	(5,668)	(12,155)	(8,803)
Financing activities
Issuance of common shares	301	943	4,922	1,471
Repurchase of common shares for cancellation	—	(62)	(2,779)	(6,206)
Purchase of treasury shares for RSU distribution	—	—	—	(4,214)
Taxes paid related to net settlement of equity awards	(62)	(425)	(1,089)	(777)
Payment for contingent consideration	(276)	(16)	(1,236)	(16)
Decrease in other long-term obligations	(138)	(75)	(234)	(138)
Cash flows provided by (used in) financing activities	(175)	365	(416)	(9,880)
Effect of foreign exchange rate changes on cash and cash equivalents	(3,626)	944	(4,611)	(1,092)
Cash and cash equivalents, increase (decrease) in the period	(3,533)	12,313	(13,760)	4,497
Cash and cash equivalents, beginning of period	92,545	86,120	102,772	93,936
Cash and cash equivalents, end of period	$89,012	$98,433	$89,012	$98,433

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2017		2016
	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$59,697	$55,661	$217,743	$68,796	$49,368	$52,764	$46,815
Stock-based compensation and related social taxes	108	108	420	99	108	107	106
Other nonrecurring costs (recoveries)	—	—	(13,045)	(13,045)	—	—	—
Gross margin - Non-GAAP	$59,805	$55,769	$205,118	$55,850	$49,476	$52,871	$46,921

Earnings (loss) from operations - GAAP	$3,849	$(1,487)	$21,348	$19,245	$(53)	$3,411	$(1,255)
Stock-based compensation and related social taxes	2,577	2,148	7,596	1,845	1,856	1,902	1,993
Acquisition-related and integration	875	451	843	376	34	59	374
Restructuring	259	373	—	—	—	—	—
Other nonrecurring costs (recoveries)	42	276	(11,762)	(13,045)	1,283	—	—
Impairment	—	3,668	—	—	—	—	—
Acquisition-related amortization	3,694	3,641	12,102	3,308	3,206	3,058	2,530
Earnings from operations - Non-GAAP	$11,296	$9,070	$30,127	$11,729	$6,326	$8,430	$3,642

Net earnings (loss) - GAAP	$6,649	$(211)	$15,385	$15,718	$(1,769)	$718	$718
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other nonrecurring costs (recoveries)	3,753	6,916	(3,323)	(10,824)	3,173	1,961	2,367
Amortization	7,194	6,997	25,894	7,043	6,577	6,706	5,568
Interest and other, net	12	(9)	(83)	(2)	(23)	(32)	(26)
Foreign exchange loss (gain)	(3,517)	(1,099)	1,736	3,547	(590)	1,071	(2,292)
Income tax expense (recovery)	705	(168)	4,310	(18)	2,329	1,654	345
Adjusted EBITDA	14,796	12,426	43,919	15,464	9,697	12,078	6,680
Amortization (exclude acquisition-related amortization)	(3,500)	(3,356)	(13,792)	(3,735)	(3,371)	(3,648)	(3,038)
Interest and other, net	(12)	9	83	2	23	32	26
Income tax expense - Non-GAAP	(1,591)	(1,418)	(8,241)	(2,900)	(2,208)	(2,086)	(1,047)
Net earnings - Non-GAAP	$9,693	$7,661	$21,969	$8,831	$4,141	$6,376	$2,621

Diluted net earnings (loss) per share
GAAP - (in dollars)	$0.20	$(0.01)	$0.48	$0.49	$(0.06)	$0.02	$0.02
Non-GAAP - (in dollars)	$0.30	$0.24	$0.68	$0.27	$0.13	$0.20	$0.08

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2017		2016
	Q2	Q1	Total	Q4	Q3	Q2	Q1

OEM Solutions
Revenue	$144,561	$133,000	$516,517	$135,211	$127,765	$132,667	$120,874
Gross margin (2) (3)
- GAAP	$46,323	$42,078	$166,596	$54,110	$37,191	$41,005	$34,290
- Non-GAAP	$46,413	$42,167	$154,988	$42,232	$37,280	$41,096	$34,380
Gross margin % (2) (3)
- GAAP	32.0%	31.6%	32.3%	40.0%	29.1%	30.9%	28.4%
- Non-GAAP	32.1%	31.7%	30.0%	31.2%	29.2%	31.0%	28.4%

Enterprise Solutions
Revenue	$21,661	$21,718	$71,486	$20,976	$18,938	$16,577	$14,995
Gross margin (1) (2) (3)
- GAAP	$10,276	$10,485	$39,949	$12,002	$9,273	$8,922	$9,752
- Non-GAAP	$10,289	$10,500	$38,913	$10,930	$9,286	$8,934	$9,763
Gross margin % (1) (2) (3)
- GAAP	47.4%	48.3%	55.9%	57.2%	49.0%	53.8%	65.0%
- Non-GAAP	47.5%	48.3%	54.4%	52.1%	49.0%	53.9%	65.1%

Cloud and Connectivity Services
Revenue	$7,288	$7,075	$27,604	$6,834	$6,857	$6,985	$6,928
Gross margin
- GAAP	$3,098	$3,098	$11,198	$2,684	$2,904	$2,837	$2,773
- Non-GAAP	$3,103	$3,102	$11,217	$2,688	$2,910	$2,841	$2,778
Gross margin %
- GAAP	42.5%	43.8%	40.6%	39.3%	42.4%	40.6%	40.0%
- Non-GAAP	42.6%	43.8%	40.6%	39.3%	42.4%	40.7%	40.1%

Total
Revenue	$173,510	$161,793	$615,607	$163,021	$153,560	$156,229	$142,797
Gross margin
- GAAP	$59,697	$55,661	$217,743	$68,796	$49,368	$52,764	$46,815
- Non-GAAP	$59,805	$55,769	$205,118	$55,850	$49,476	$52,871	$46,921
Gross margin %
- GAAP	34.4%	34.4%	35.4%	42.2%	32.1%	33.8%	32.8%
- Non-GAAP	34.5%	34.5%	33.3%	34.3%	32.2%	33.8%	32.9%

(1) Q1 2016 Enterprise Solutions results include a $1.9 million recovery from a legal settlement with a supplier related to a quality issue with a component used in some of our gateway products. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 52.4% and 52.5%, respectively.
(2) Q2 2016 OEM Solutions results include a $1.7 million recovery from certain legal costs pursuant to a favorable arbitration decision on a contract dispute with an intellectual property licensor. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 29.6% and 29.7%, respectively. Q2 2016 Enterprise Solutions results also include a $0.2 million recovery from this arbitration decision. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 52.7% and 52.8%, respectively.

(3) Q4 2016 OEM Solutions and Enterprise Solutions GAAP gross margins include a favorable impact of $12.9 million and $1.5 million, respectively, of a change in estimate on accrued royalty obligations. This is comprised of two components, an amount of $11.7 million and $1.3 million, respectively, related to a one-time reduction effective October 1, 2016 (excluded from non-GAAP gross margin), and a $1.2 million and $0.2 million, respectively, favorable impact related to royalties accrued on the products sold in Q4, 2016 (included in non-GAAP gross margin).